SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34699; File No. 812-15368

Ares Capital Corporation, et al.

September 8, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment
Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint
transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under
the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the
Commission that permits certain business development companies ("BDCs") and closed-end
management investment companies to co-invest in portfolio companies with each other and with
certain affiliated investment entities.

Applicants: ACE III Master Fund, L.P., ACIP Investment Management LLC, ACIP Parallel
Fund A, L.P., ACIP Apex Co-Investment, L.P., ACOF Investment Management LLC, ACOF IV
ATD Co-Invest, L.P., ACOF Operating Manager II, L.P., ACOF Operating Manager III, LLC,
ACOF Operating Manager IV, LLC, ACOF Operating Manager, L.P., ADREX Advisor LLC,
AEIF Kleen Investor, LLC, AEIF Linden Blocker II LLC, AEPEP II N Strategic Investments,
L.P., AEPEP III N Strategic Co-Invest, L.P., AF Energy Feeder, L.P., AF V APR Co-Invest,
L.P., AIREX Advisor LLC, Ambition Holdings, L.P., American Capital Equity I, LLC,
American Capital Equity II, LP, Apollo Poland Real Estate Co-Investment, L.P., Apollo Real
Estate Investment Fund V, L.P., Apollo Real Estate Management V L.P., Apollo Real Estate

Parallel Fund V-A, L.P., Apollo Real Estate Parallel Fund V-B, L.P., Apollo Real Estate Parallel Fund V-C, L.P., APSecurities Manager LP, AREA EAGLE Co-Invest Management LLC, AREA EAGLE Co-Invest Partnership, L.P., AREA European Property Enhancement Management, LLC, AREA European Property Enhancement Program, L.P., AREA UK Co-Invest Real Estate Management L.P., AREA-C, L.P., AREA-CAELUS Co-Invest Management, L.P., AREA-CAELUS Co-Invest, L.P., AREG AC Makena Holdings LLC, AREG CC II Manager L.P., AREG CIP 601 W. 29 AIV LP, AREG CIP 601 W. 29 Co-Invest Member LLC, AREG CIP DAQ AIV LP, AREG CIP IE Portfolio AIV LP, AREG CIP Needham AIV LP, AREG CIP One South Halsted AIV LP, AREG CIP Portland Industrial AIV LP, AREG CIP RW50 AIV LP, AREG CIP Wellington Bay AIV LP, AREG CV Boston Hotel Co-Investor LLC, AREG ELI Co-Invest Vehicle, L.P., AREG Iberian Residential Co-Invest Vehicle SCSp, AREG Kennedy Co-Invest S.C.A., AREG Klondike Manager, L.P., AREG LPKC Partners, L.P., AREG Makena Management L.P., AREG Star and Garter Co-Invest Partnership, L.P., AREG-T European Portfolio, L.P., AREG-T Manager III, L.P., AREG-Talisman Fred Supp Partners, L.P., Ares Alternative Credit Management LLC, Ares Apex Pooling, LLC, Ares Asia Management Ltd, Ares ASIP VII Management, L.P., Ares Asset-Backed Loan Fund LP, Ares Cactus Operating Manager, L.P., Ares Capital Corporation, Ares Capital Europe IV (E) Levered, Ares Capital Europe IV (E) Unlevered, Ares Capital Europe IV (G) Levered, Ares Capital Europe IV (G) Unlevered, Ares Capital Europe V (E) Levered, Ares Capital Europe V (E) Unlevered, Ares Capital Europe V (G) Levered, Ares Capital Europe V (G) Unlevered, Ares Capital Europe, L.P., Ares Capital Management LLC, Ares Capital Management II LLC, Ares Capital Management III LLC, Ares Centre Street Management, L.P., Ares Centre Street Partnership, L.P., Ares CIP (V) Management LLC, ARES CIP US Real Estate Opportunity Partners A, L.P., ARES CIP US

Real Estate Opportunity Partners B, L.P, Ares Climate Infrastructure Partners, L.P., Ares CLO Funding I, L.P., Ares CLO Funding III LP, Ares CLO Management LLC, Ares CLO Management XXVII, L.P., Ares CLO Management II, LLC, Ares CLO Management IIIR/IVR, L.P., Ares CLO Management VIR, L.P., Ares CLO Management VR, L.P., Ares CLO Management X, L.P., Ares CLO Management XI, L.P., Ares CLO Management XX, L.P., Ares CLO Management XXI, L.P., Ares CLO Management XXIX, L.P., Ares CLO Warehouse 2021-6 Ltd., Ares CLO Warehouse 2021-8 Ltd., Ares Commercial Finance LP, Ares Commercial Finance Management, LP, Ares Commercial Real Estate Corporation, Ares Commercial Real Estate Management LLC, Ares Corporate Opportunities Fund Asia, L.P., Ares Corporate Opportunities Fund II, L.P., Ares Corporate Opportunities Fund III, L.P., Ares Corporate Opportunities Fund IV, L.P., Ares Corporate Opportunities Fund V, L.P., Ares Corporate Opportunities Fund VI Parallel (Foreign), L.P., Ares Corporate Opportunities Fund VI Parallel (TE), L.P., Ares Corporate Opportunities Fund VI, L.P., Ares Corporate Opportunities Fund, L.P., Ares Credit Hedge Fund LP, Ares Credit Investment Partnership I (V) L.P., Ares Credit Investment Partnership II (A), L.P., Ares Credit Strategies Feeder III UK, L.P., Ares Credit Strategies Fund I, L.P., Ares Credit Strategies Fund III, L.P., Ares Credit Strategies Insurance Dedicated Fund - Series of SALI Multi Series Fund LP, Ares CSF III Investment Management, LLC, Ares CSF IV Management LLC, Ares CSF Operating Manager I, LLC, Ares Customized Credit Fund L.P., Ares Direct Finance I LP, Ares Direct Investments (AC) LP, Ares Direct Lending Opportunities LLC, Ares Direct Lending Opportunities Offshore LLC, Ares Direct Lending Opportunities Parallel LLC, Ares Diversified Credit Strategies Fund (S), L.P., Ares Diversified Credit Strategies Fund II (IM), L.P., Ares Diversified Real Estate Exchange LLC, Ares EHP Co-Invest Holdings, L.P., Ares EIF Management, LLC, Ares Energy Investors Fund

V, L.P., Ares Energy Opportunities Fund A, L.P., Ares Energy Opportunities Fund B, L.P., Ares Energy Opportunities Fund, L.P., Ares Enhanced Credit Opportunities Investment Management II, LLC, Ares Enhanced Credit Opportunities Master Fund II, LTD., Ares Enhanced Loan Investment Strategy Advisor IV, L.P., Ares Enhanced Loan Investment Strategy II, LTD., Ares Enhanced Loan Investment Strategy III, LTD., Ares Enhanced Loan Investment Strategy IR, LTD., Ares Enhanced Loan Management II, L.P., Ares Enhanced Loan Management III, L.P., Ares Enhanced Loan Management IR, L.P., Ares EPIC Co-Invest II, L.P., Ares EPIC Co-Invest, L.P., Ares European CLO II B.V., Ares European CLO IX Designated Activity Company, Ares European CLO VI Designated Activity Company, Ares European CLO VII Designated Activity Company, Ares European CLO VIII Designated Activity Company, Ares European CLO X Designated Activity Company, Ares European CLO XI Designated Activity Company, Ares European CLO XII Designated Activity Company, Ares European CLO XIII Designated Activity Company, Ares European CLO XIV Designated Activity Company, Ares European CLO XV Designated Activity Company, Ares European CLO XVI Designated Activity Company, Ares European Credit Investments I (C), L.P., Ares European Credit Investments II (G), L.P., Ares European Credit Investments III (K), L.P., Ares European Credit Investments IV (A), L.P., Ares European Credit Investments V (X), L.P., Ares European Credit Investments VI (N), L.P., Ares European Credit Investments VII (CP), L.P., Ares European Credit Investments IX (AF), L.P., Ares European Credit Strategies Fund II (B), L.P., Ares European Credit Strategies Fund III (A), L.P., Ares European Credit Strategies Fund IV (M), L.P., Ares European Credit Strategies Fund IX (C), L.P., Ares European Credit Strategies Fund V (G) L.P., Ares European Credit Strategies Fund VI (B), LP, Ares European Credit Strategies Fund VII (Palo Verde), L.P., Ares European Credit Strategies Fund X (T), L.P., Ares European

Credit Strategies Fund XI (S), L.P., Ares European Credit Strategies Fund XII (Z), SCSp RAIF - Sub-Fund 1, Ares European Credit Strategies Fund XII (Z), SCSp RAIF - Sub-Fund 2, Ares European Loan Funding II, Ares European Loan Funding S.L.P., Ares European Loan Management LLP, Ares European Property Enhancement Parallel Partners III SCSp, Ares European Property Enhancement Partners II, L.P., Ares European Property Enhancement Partners III SCSp, Ares European Real Estate Fund I (EU), L.P., Ares European Real Estate Fund I (IF), L.P., Ares European Real Estate Fund II (EURO), L.P., Ares European Real Estate Fund II, L.P., Ares European Real Estate Fund III (EURO), L.P., Ares European Real Estate Fund III, L.P., Ares European Real Estate Fund IV (EURO), L.P., Ares European Real Estate Fund IV, L.P., Ares European Real Estate Fund V (Dollar) SCSp, Ares European Real Estate Fund V SCSp, Ares European Real Estate Fund VI SCSp, Ares European Real Estate Management I, L.P., Ares European Real Estate Management II, L.P., Ares European Real Estate Management III, L.P., Ares Global Credit Fund S.C.A., SICAV-RAIF - Ares European Loan Fund (G), Ares Global Credit Fund S.C.A., SICAV-RAIF - Ares U.S. Loan Fund (G), Ares Global High Grade CLO Debt Fund, L.P., Ares Global Multi-Asset Credit Master Fund, L.P., Ares Ground Lease Partners, L.P., Ares HICOF Operating Manager, L.P., Ares High Income Credit Opportunities Fund II (Master) LP, Ares High Income Credit Opportunities Fund, L.P., Ares High Yield Strategies Fund IV Management, L.P., Ares ICOF II Management, LLC, Ares ICOF II Master Fund, L.P., Ares ICOF III Fund (CAYMAN) LP, Ares ICOF III Fund (Delaware) LP, Ares ICOF III Management LP, Ares IDF Management LLC, Ares IIIR/IVR CLO LTD., Ares Income Opportunity Fund, L.P., Ares Industrial Real Estate Exchange LLC, Ares Industrial Real Estate Fund GP LLC, Ares Industrial Real Estate Fund LP, Ares Industrial Real Estate Fund Manager LLC, Ares Industrial Real Estate Income Trust Inc., Ares Industrial

Real Estate Income Trust Inc. - Build-To-Core Industrial Partnership I LP, Ares Industrial Real Estate Income Trust Inc.-Build-To-Core Industrial Partnership II LP, Ares Industrial Real Estate Income Trust Inc.- Build-To-Core Industrial Partnership III LLC, Ares Institutional Credit Fund L.P., Ares Institutional High Yield Master Fund LP, Ares Institutional Loan Fund, L.P., Ares Institutional Structured Credit Management, L.P., Ares Jasper Fund, L.P., Ares L CLO Ltd., Ares LI CLO Ltd., Ares LII CLO Ltd., Ares LIII CLO Ltd., Ares LIV CLO Ltd., Ares LIX CLO Ltd., Ares Loan Funding I, Ltd., Ares Loan Trust 2011, Ares Loan Trust 2016, Ares LV CLO Ltd. (fka Ares CLO Warehouse 2018-6), Ares LVI CLO Ltd., Ares LVII CLO Ltd., Ares LVIII CLO Ltd., Ares LX CLO Ltd., Ares LXI CLO Ltd., Ares LXII CLO Ltd., Ares Management Limited, Ares Management LLC, Ares Management Luxembourg S.a.r.l., Ares Management UK Limited, Ares Master Employee Co-Invest Program 2015, L.P., Ares Master Employee Co-Invest Program 2019 Offshore, L.P., Ares Master Employee Co-Invest Program 2019 Onshore, L.P., Ares Mezzanine Management LLC, Ares Mezzanine Partners, L.P., Ares Midway Partners, L.P., Ares Minerva Co-Invest, L.P., Ares MSCF V (H) Management LLC, Ares Multi-Asset Credit Strategies Fund LP, Ares Multi-Credit Fund LLC, Ares Multi-Strategy Credit Fund V (H), L.P., Ares ND Credit Strategies Fund LLC, Ares PA Opportunities Fund, L.P., Ares Pan-European Logistics Partnership, L.P., Ares Pathfinder Core Fund (Offshore), L.P., Ares Pathfinder Core Fund, L.P., Ares Pathfinder Fund (Offshore), L.P., Ares Pathfinder Fund, L.P., Ares PBN Finance Co. LLC, Ares PE Extended Value Fund LP, Ares PG Co-Invest L.P., Ares Private Account Management I, L.P., Ares Private Credit Solutions (Cayman), L.P., Ares Private Credit Solutions (Offshore) II, L.P., Ares Private Credit Solutions II, L.P., Ares Private Credit Solutions, L.P., Ares Private Debt Strategies Fund II, L.P., Ares Private Markets Fund, Ares Private Opportunities (CP), L.P., Ares Private Opportunities (NYC), L.P., Ares Private

Opportunities 2020 (C), LP, Ares Real Estate Enhanced Income Fund, L.P., Ares Real Estate Management Holdings, LLC, Ares Real Estate Income Trust Inc., Ares Real Estate Secured Income Fund, L.P., Ares RF Co-Invest (H), L.P., Ares RF Co-Invest, L.P., Ares RLG Co-Invest Holdings, L.P., Ares SCM Co-Invest III, L.P., Ares Secured Income Master Fund LP, Ares Senior Direct Lending Master Fund Designated Activity Company, Ares Senior Direct Lending Master Fund II Designated Activity Company, Ares Senior Direct Lending Parallel Fund (L) II, L.P., Ares Senior Direct Lending Parallel Fund (L), L.P., Ares Senior Direct Lending Parallel Fund (U) B, L.P., Ares Senior Direct Lending Parallel Fund (U) II, L.P., Ares Senior Direct Lending Parallel Fund (U), L.P., Ares Senior Loan Trust, Ares Senior Loan Trust Management L.P., Ares SDL II Capital Management LLC, Ares SFERS Credit Strategies Fund LLC, Ares Special Opportunities Fund (Offshore), L.P., Ares Special Opportunities Fund, L.P., Ares Special Opportunities Fund II (Jersey A) L.P., Ares Special Opportunities Fund II (Jersey) L.P., Ares Special Opportunities Fund II (Offshore), L.P., Ares Special Opportunities Fund II, L.P., Ares Special Situations Fund III, L.P., Ares Special Situations Fund IV, L.P., Ares Sports, Media and Entertainment Finance (Offshore), L.P., Ares Sports, Media and Entertainment Finance, L.P., Ares SSG Capital Management (Australia) PTY LTD, Ares SSG Capital Management (Hong Kong) Limited, Ares SSG Capital Management Limited, Ares SSG Capital Management (Mauritius) LTD., Ares SSG Capital Management (Singapore) PTE. LTD., Ares SSG Capital Management (Thailand) Limited, Ares SSG Capital Partners VI, L.P., Ares SSG Excelsior Co-Investment, L.P., Ares SSG Direct Lending, L.P., Ares SSG Secured Lending Opportunities III, L.P., Ares Strategic Income Fund, Ares Strategic Investment Partners IV, Ares Strategic Real Estate Program-HHC, LLC, Ares UK Credit Strategies, L.P., Ares U.S. CLO Management III LLC – Series A, Ares US Real Estate Development and Redevelopment Fund II, LP, Ares US

Real Estate Fund IX, L.P., Ares US Real Estate Fund VII 892, L.P., Ares US Real Estate Fund VII, L.P., Ares US Real Estate Fund VIII, L.P., Ares US Real Estate Fund X, L.P., Ares US Real Estate Fund X-A, L.P., Ares US Real Estate Fund X-B, L.P., Ares US Real Estate Opportunity Fund III, L.P., Ares US Real Estate Opportunity Fund, L.P., Ares US Real Estate Opportunity Management, L.P., Ares US Real Estate Opportunity Parallel Fund III-A, L.P., Ares US Real Estate Opportunity Parallel Fund III-B, L.P., Ares US Real Estate Parallel Fund IX, L.P., Ares US Real Estate Parallel II Fund IX, L.P., Ares US Real Estate VII Management, LLC, Ares US Real Estate VIII Management, LLC, Ares VAL Co-Invest Holdings I, L.P., Ares VAL Co-Invest Holdings II, L.P., Ares VIR CLO LTD., Ares VR CLO, LTD., Ares X CLO LTD., Ares XI CLO LTD., Ares XL CLO Ltd, Ares XLI CLO Ltd, Ares XLII CLO Ltd., Ares XLIII CLO Ltd., Ares XLIV CLO Ltd., Ares XLIX CLO Ltd, Ares XLV CLO Ltd., Ares XLVI CLO LTD, Ares XLVII CLO LTD, Ares XLVIII CLO Ltd., Ares XX CLO LTD, Ares XXI CLO LTD., Ares XXIX CLO LTD, Ares XXVII CLO LTD, Ares XXVIIIR CLO Ltd., Ares XXXIIR CLO Ltd., Ares XXXIR CLO Ltd., ARES XXXIV CLO LTD., Ares XXXIX CLO Ltd., Ares XXXVII CLO, LTD, Ares XXXVIII CLO, LTD, ASIP Operating Manager IV, LLC, ASOF Delaware Feeder, L.P., ASOF Direct Investments (A), L.P., ASOF Investment Management LLC, Ares Insurance Partners, L.P., Ares Insurance Solutions LLC, Aspida Holdings Ltd., Aspida Life Re Ltd., Aspida Holdings LLC, Aspida Re (Bermuda) Ltd., Aspida Re Services Ltd., Aspida Risk Advisors, LLC, Aspida Financial Services, LLC, Aspida Life Insurance Company, ASSF Operating Manager III, LLC, ASSF Operating Manager IV, L.P., BCG BTC III Managing Member LLC, Cal Ares Real Estate Debt Partners, LLC, Chengdu Ares Yuanjing Equity Investment Fund L.P., Chengdu Ares Yuankang Investment Management Co Ltd, Chimney Tops Loan Fund, LLC, CION Ares Diversified Credit Fund, CION Ares Management, LLC, COLTS

2005-1 LTD., COLTS 2005-2 LTD., Columbus Opportunity Fund, L.P., Crestline Denali Capital LLC, Crestline Denali CLO XIV, Ltd., Crestline Denali CLO XV, Ltd., Crestline Denali CLO XVI, Ltd., Crestline Denali CLO XVII, Ltd., Denali Capital CLO X, Ltd., Denali Capital CLO XI, Ltd., Denali Capital CLO XII, Ltd., EIF Calypso II Blocker, LLC, EIF Channelview Blocker, LLC, EIF Oregon, LLC, EIF United States Power Fund IV, L.P., Emporia Preferred Funding III, LTD., Goldman Sachs Multi-Manager Non-Core Fixed Income Fund, Hush Lux S.a.r.l., Industrial Property Advisors Sub II LLC, Industrial Property Advisors Sub III LLC, Ivy Hill Asset Management, L.P., Ivy Hill Investment Holdings, LLC, Ivy Hill Middle Market Credit Fund IV, LTD., Ivy Hill Middle Market Credit Fund IX, LTD, Ivy Hill Middle Market Credit Fund V, LTD., Ivy Hill Middle Market Credit Fund VII, LTD., Ivy Hill Middle Market Credit Fund VIII, LTD., Ivy Hill Middle Market Credit Fund X, LTD, Ivy Hill Middle Market Credit Fund XII, LTD, Ivy Hill Middle Market Credit Fund XIV, Ltd, Ivy Hill Middle Market Credit Fund XV, Ltd., Ivy Hill Middle Market Credit Fund XVI, Ltd., Ivy Hill Middle Market Credit Fund XVII, Ltd., Ivy Hill Middle Market Credit Fund XIX, Ltd., Ivy Hill Middle Market Credit Fund XVIII, Ltd., Ivy Hill Revolver Funding LP, Klondike LLC, Landmark - NYC Fund I, L.P., Landmark Co-Investment Partners IX, L.P., Landmark Equity Advisors LLC, Landmark Equity Partners XIII, L.P., Landmark Equity Partners XIII-A, L.P., Landmark Equity Partners XIV, L.P., Landmark Equity Partners XV, L.P., Landmark Equity Partners XVI Co-Investment Fund, L.P., Landmark Equity Partners XVI, L.P., Landmark Equity Partners XVII Co-Investment Fund, L.P., Landmark Equity Partners XVII, L.P, Landmark Equity Partners XVII-B, L.P., Landmark Growth Capital Partners, L.P., Landmark Hudson Partners I, L.P., Landmark IAM Growth Capital, L.P., Landmark IAM Real Estate Partnership V, L.P., Landmark Infrastructure Partners II, L.P., Landmark Pacific Partners II, L.P., Landmark Pacific Partners, L.P. – Series A,

Landmark Pacific Partners, L.P. – Series B, Landmark Pacific Partners, L.P. – Series C, Landmark Partners LLC, Landmark Partners 1907 Fund I, L.P., Landmark Partners 1907 Fund II, L.P., Landmark Partners 1907 Fund III, L.P., Landmark Partners Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P., Landmark Private Opportunities (FG) 2021, L.P., Landmark Realty Advisors LLC, Landmark Real Estate Partners IX Co-Investment Fund, L.P., Landmark Real Estate Partners IX, L.P., Landmark Real Estate Partners V, L.P., Landmark Real Estate Partners VI Offshore, L.P., Landmark Real Estate Partners VI, L.P., Landmark Real Estate Partners VII Offshore, L.P., Landmark Real Estate Partners VII OPERS Co-Investment, L.P., Landmark Real Estate Partners VII, L.P., Landmark Real Estate Partners VIII Co-Investment Fund, L.P., Landmark Real Estate Partners VIII, L.P., Landmark Real Estate Partners VIII-A, L.P., Landmark Real Estate Partners VIII-Campbell Co-Investment, L.P., Landmark Real Estate Partners IX-Campbell Co-Investment, L.P., Landmark Real Estate Partners VII-IP Co-Investment, L.P., Landmark Real Estate Partners VI-OPERS Co-Investment, L.P., Landmark Sing Co-Investment Fund I, L.P., Landmark Tig Co-Investment Fund I, L.P., Landmark TX ERS Co-Investment Fund I, L.P., Landmark TX ERS Co-Investment Fund II, L.P., Legacy SCM Aggregator, LLC, LWFB Co-Investment Fund I, L.P., MC European Real Estate Debt Parent LP, MC Investments Parent L.P, NCL III - Outside Opportunities B, NCL Investments II - Outside Opportunities Series A, NCL Investments II - Outside Opportunities Series B, NCL Investments II - PE Series, NCL Investments II - RA Series, NCL Investments II - RE Series, NCL Investments III PE Series, NCL Investments III RA Series, NCL Investments III RE Series, NCL Investments III, L.P. Outside Opportunities Series A, NCL Investments, L.P. - PE Series, NCL Investments, L.P. - RA Series, NCL Investments, L.P. - RE Series, Passero 18, L.P., Private Debt Strategies Fund III, L.P., Private Debt Strategies Fund IV, L.P., Private Debt

Strategies Fund V, L.P., Renaissance Floating Rate Income Fund, SEI Global Master Fund PLC, SEI Institutional Investments Trust - High Yield Bond Fund, SEI Institutional Investments Trust - Opportunistic Income Fund, SEI Institutional Managed Trust - High Yield Bond Fund, SEI Investments Canada Company - U.S. High Yield Bond Fund, Shanghai SSG Investment Management Company Limited, Spring Bridge Partners (Longshore), LP, Spring Bridge Partners (PES) Fund, LP, Spring Bridge Partners, L.P., SSG Capital Partners I Side Pocket, L.P., SSG Capital Partners II, L.P., SSG Capital Partners III, LP, SSG Capital Partners IV SIDECAR, L.P., SSG Capital Partners IV, L.P., SSG Capital Partners V SIDECAR, L.P., SSG Capital Partners V, L.P., SSG Secured Lending Opportunities I-A, L.P., SSG Secured Lending Opportunities II, L.P., Touchstone Credit Opportunities Fund, Towers Watson Focused High Yield Master Fund, United States Power Fund II, L.P., United States Power Fund III, L.P., USPF II Institutional Fund, L.P., Wafra Venture Master Fund I, and VEF Group Management, LLC.

Filing Dates: The application was filed on July 15, 2022, and amended on September 1, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on, September 29, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: R. Kipp deVeer, Chief Executive Officer, and Joshua M. Bloomstein, General Counsel, Ares Capital Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167; Naseem Sagati Aghili, General Counsel, Ares Management Corporation, 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067; and Nicole M. Runyan, Kirkland & Ellis LLP, at nicole.runyan@kirkland.com.

FOR FURTHER INFORMATION CONTACT: Kieran G. Brown, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated September 1, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Deputy Secretary